UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Plaza de América 2, 4AB
Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Regaining Compliance with Minimum Stockholders’ Equity Requirement

Deficiency Notice

On January 12, 2026, Turbo Energy, S.A. (the “Company” or “Turbo Enery”) received a written notification (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(1) (the “Rule”). The Rule requires listed companies to maintain a minimum of $2,500,000 in stockholders’ equity, or alternatively satisfy minimum thresholds relating to market value of listed securities ($35,000,000) or net income from continuing operations ($500,000). Based on the Company’s reported financial information, including stockholders’ equity of approximately $1.5 million as of June 30, 2025, Nasdaq determined that the Company did not meet any of the alternative continued listing standards.

In accordance with Nasdaq’s standard procedures, the Company submitted a compliance plan to Nasdaq on February 26, 2026. On May 26, 2026, Nasdaq granted the Company an extension of time to regain compliance with the Rule, requiring the Company to complete its compliance initiatives and evidence compliance on or before June 30, 2026.

Transactions Enabling Compliance

During 2026, the Company completed several capital-raising transactions in the U.S. capital markets to strengthen its financial position and regain compliance with the stockholders’ equity requirement:

On March 11, 2026, the Company entered into a securities purchase agreement with a global institutional investor pursuant to which the Company sold 1,000,000 American Depositary Shares (“ADSs”) in a registered direct offering (the “RDO”) at a purchase price of $3.25 per ADS, generating gross proceeds of approximately $3.25 million. The offering closed on March 13, 2026 and generated net proceeds of approximately $2.96 million.

On March 25, 2026, the Company entered into a Sales Agreement with A.G.P./Alliance Global Partners relating to an at-the-market (“ATM”) offering program for the sale of ADSs with an aggregate offering amount of up to approximately $3.0 million. Through the date of this report, the Company has sold a total of 558,281 ADSs for aggregate gross proceeds of approximately $1,795,185 under the ATM offering.

In the aggregate, these transactions resulted in the issuance of approximately 7.8 million ordinary shares, equivalent to approximately 1.56 million ADSs, generating gross proceeds of approximately $5,045,185 and net proceeds of approximately $4,397,807, after deducting direct fees and commissions.

As of the date of this report on Form 6-K, based on information currently available, the Company currently estimates that its stockholders’ equity is approximately $6.48 million, which exceeds the minimum stockholders’ equity requirement of the Nasdaq for listing compliance. In making this determination, the Company has considered (i) its stockholders’ equity as of December 31, 2025, (ii) the net proceeds received from the RDO that closed on March 13, 2026, (iii) the net proceeds received from sales under its ATM program, and (iv) its estimated results of operations for the period from January 1, 2026 through the date of this report.

The estimates of stockholders’ equity set forth in this report are preliminary, unaudited and subject to change. Actual results may differ from these estimates as a result of the completion of the Company’s financial closing processes for the six months ended June 30, 2026, the preparation of its unaudited condensed consolidated financial statements as of and for such period, final adjustments and other developments that may arise between the date of this report and the time such financial statements are finalized. Accordingly, these estimates should not be viewed as a substitute for the Company’s unaudited financial statements as of and for the six months ended June 30, 2026, once available. The Company’s expected results for the six months ended June 30, 2026 could differ materially from the estimates set forth herein and are not necessarily indicative of results to be achieved in any future period. Investors are cautioned not to place undue reliance on this preliminary financial information. The Company undertakes no obligation to publicly update or revise these estimates, except as required by applicable law.

As a result of the foregoing transactions, the Company believes that, as of the date of this report, it has regained compliance with the minimum stockholders’ equity requirement set forth in Nasdaq Listing Rule 5550(b)(1).

Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement. If at the time of its next periodic report the Company does not evidence compliance with the Rule, it may be subject to delisting.

On June 3, 2026, the Company issued a press release announcing an update regarding its Nasdaq compliance process following strong operational execution and a materially strengthened financial position over 2025 and early 2026.

A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit 99.1 to this Report on Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Forward-Looking Statements

This report on Form 6-K contains express or implied “forward-looking statements” within the meaning of applicable securities laws. These forward-looking statements include, without limitation, statements regarding the Company’s belief that it currently satisfies, and will continue to satisfy, the stockholders’ equity continued listing requirement and other applicable listing standards of the Nasdaq Capital Market, Turbo Energy’s estimates of stockholders’ equity for the periods described herein, as well as the Company’s beliefs, plans, goals, objectives, expectations, assumptions, estimates and intentions and other statements that are not historical facts. Forward-looking statements are often identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions. These forward-looking statements are based on the current expectations, estimates and assumptions of the management of Turbo Energy and are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, those relating to the Company’s ongoing compliance with Nasdaq listing standards; its ability to protect its intellectual property; and its liquidity and capital resources. Except as otherwise required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. More detailed information about the risks and uncertainties affecting Turbo Energy is contained under the heading “Risk Factors” in Turbo Energy’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC’s website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in the Company’s reports, public disclosure documents and other filings with the securities commissions.

This Report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-291470) declared effective by the Securities and Exchange Commission on December 16, 2025.

Exhibit Index

EXHIBIT NO.	DESCRIPTION
99.1	Press Release titled “Turbo Energy Advances Nasdaq Compliance and Expands Global Energy Storage Footprint,” dated June 3, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: June 3, 2026	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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